UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Concord Acquisition Corp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

206071 102

(CUSIP Number)

Jeff Tuder, Manager

Concord Sponsor Group LLC

c/o Concord Acquisition Corp

477 Madison Avenue

New York, NY 10022

(212) 883-4330

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23318M100	SCHEDULE 13D	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS Concord Sponsor Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,940,289(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,940,289(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,940,289(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 16.9%
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 5,430,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249654) and (ii) 510,289 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one half of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Unit Subscription Agreement by and between the Reporting Person and the Issuer.

CUSIP No. 23318M100	SCHEDULE 13D	Page 2 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Concord Acquisition Corp, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 477 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Concord Sponsor Group LLC (the “Reporting Person”). The managers of the Reporting Person are Bob Diamond, David Schamis and Jeff Tuder (the “Scheduled Persons”). Information regarding the Scheduled Persons is set forth on Schedule I.

(b)	The principal business address of the Reporting Person is 477 Madison Avenue, New York, New York 10022.

(c)	The Reporting Person’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”).

(d)	During the last five years, neither the Reporting Person nor any Scheduled Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any Scheduled Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Reporting Person. The Reporting Person paid the Issuer $19,739 for the Founder Shares (as defined in Item 4) and $5,102,890 for the Private Units (as defined in Item 4).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated as of September 14, 2020 (the “Founder Shares Subscription Agreement”), between the Reporting Person and the Issuer, the Reporting Person purchased 5,675,000 shares (“Founder Shares”) of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer for an aggregate purchase price of $19,739 in cash, or approximately $0.003 per share. On December 2, 2020, the Reporting Person forfeited 1,150,000 of the Founder Shares, such that it owned 4,525,000 Founder Shares. On December 7, 2020, the Issuer effected a stock dividend of 1,150,000 shares with respect to the Class B Common Stock, such that the Reporting Person owned 5,430,000 Founder Shares.

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial Business Combination (as defined below), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-249654) (the “Registration Statement”) filed with the SEC in connection with the IPO.

CUSIP No. 23318M100	SCHEDULE 13D	Page 3 of 7 Pages

Private Units

On December 10, 2020, the Issuer completed the IPO of 27,600,000 units (“Units”), including the issuance of 3,600,000 Units as a result of the underwriters’ exercise in full of their over-allotment option. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Unit Subscription Agreement, dated as of December 7, 2020 (the “Private Units Subscription Agreement”), between the Reporting Person and the Issuer, the Reporting Person purchased 452,000 units (“Private Units”) for an aggregate price of $5,102,890 in a private placement.

Each Private Unit consists of one share of Class A Common Stock and one-half of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each whole Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Units are identical to the Units, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Units (and the securities underlying the Private Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial Business Combination.

Working Capital Loans

The Reporting Person or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit (“Working Capital Units”). The Working Capital Units, if any, would be identical to the Private Units. The terms of such loans, if any, have not been determined.

Extension Loan

Pursuant to its amended and restated certificate of incorporation, the Issuer has up to 18 months from the closing of the IPO to consummate an initial Business Combination. However, if the Issuer anticipates that it may not be able to consummate its initial Business Combination within 18 months, it may, by resolution of its board of directors if requested by the Reporting Person, extend the period of time to consummate a Business Combination one time, by an additional six months (for a total of up to 24 months to complete a Business Combination), subject to the Reporting Person depositing additional funds into the Issuer’s trust account established in connection with the IPO (the “Trust Account”), as discussed below. Pursuant to the terms of the Issuer’s amended and restated certificate of incorporation, in order for the time available for the Issuer to consummate its initial Business Combination to be extended for such six-month period, the Reporting Person or its affiliates or designees, upon five days advance notice prior to the 18-month deadline, must deposit into the Trust Account $2,760,000 (or $0.10 per Unit sold in the IPO), on or prior to the date of the applicable deadline, for the six month extension. Any such payment would be made in the form of a non-interest bearing loan and would be repaid, if at all, from funds released to the Issuer upon completion of its initial Business Combination. Such extension loan may be converted into units at the price of $10.00 per unit (the “Extension Units”) at the option of the lender at the time of the Business Combination. The Extension Units, if any, would be identical to the Private Units.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of December 7, 2020 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) December 10, 2021, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

CUSIP No. 23318M100	SCHEDULE 13D	Page 4 of 7 Pages

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of December 7, 2020 (the “Registration Rights Agreement”), among the Issuer, the Reporting Person and certain other securityholders, the holders of the Founder Shares, the Private Units (and underlying securities), any Working Capital Units (and underlying securities) and any Extension Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Reporting Person, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Reporting Person, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

Letter Agreement

On December 7, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”).

Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer:

(i)	that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment;

(ii)	that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and

(iii)	to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Units Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-5 to this Schedule 13D.

Each of the Scheduled Persons serves as a member of the board of directors and/or an executive officer of the Issuer and, in such capacity, will be involved in reviewing transactions that may result in a Business Combination of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, neither the Reporting Person nor any of the Scheduled Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person and the Scheduled Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person and/or the Scheduled Persons may in the future take such actions with respect to the Reporting Person’s investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 23318M100	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	and (b) As described in Item 4, the Reporting Person may be deemed the beneficial owner of 5,940,289 shares of Class A Common Stock, consisting of (i) 5,430,000 shares of Class A Common Stock issuable upon conversion of Founder Shares and (ii) 510,289 shares of Class A Common Stock included in the Private Units, in each case directly held by the Reporting Person, representing approximately 16.9% of the outstanding shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares). This does not include shares issuable upon exercise of the Private Warrants included in the Private Units, because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 28,352,000 shares of Class A Common Stock outstanding and 6,900,000 shares of Class B Common Stock outstanding, in each case as of December 10, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on December 16, 2020.

The Reporting Person is governed by a board of managers consisting of three managers, Bob Diamond, David Schamis and Jeff Tuder. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of Issuer’s securities held by the Reporting Person, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on the Reporting Person’s board of managers is deemed to have or share beneficial ownership of the Founder Shares held by the Reporting Persons.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Class A Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 23318M100	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

1	Securities Subscription Agreement, dated September 14, 2020, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-249654), filed with the Securities and Exchange Commission on October 23, 2020).
2	Units Subscription Agreement, dated December 7, 2020, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
3	Warrant Agreement, dated December 7, 2020, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
4	Registration Rights Agreement, dated December 7, 2020, among the Issuer, the Reporting Person and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
5	Letter Agreement, dated December 7, 2020, among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons on December 8, 2020).

CUSIP No. 23318M100	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020	CONCORD Sponsor Group LLC

	By:	/s/ Jeff Tuder
		Name:	Jeff Tuder
		Title:	Manager

SCHEDULE I

Name	Principal Business Address	Principal Occupation or Employment/Principal Business	Citizenship
Bob Diamond	477 Madison Avenue, New York, NY 10022	Partner and Chief Executive Officer, Atlas Merchant Capital LLC (asset management)	United States
David Schamis	477 Madison Avenue, New York, NY 10022	Partner and Chief Investment Officer, Atlas Merchant Capital LLC (asset management)	Unite States
Jeff Tuder	477 Madison Avenue, New York, NY 10022	Operating Partner, Atlas Merchant Capital LLC (asset management)	United States